Exhibit 99.2

EXECUTION COPY

AMENDMENT TO FLOATING RATE MANAGEMENT AGREEMENT

AMENDMENT NO. 33 made effective this 27th day of March 2019, to the Floating Rate Management Agreement dated the 10th of June 2011 (the “Floating Rate Management Agreement”), as amended; by and between CAPITAL PRODUCT PARTNERS L.P., a limited partnership duly organized and existing under the laws of the Marshall Islands (“CLP”), and CAPITAL SHIP MANAGEMENT CORP., a company duly organized and existing under the laws of Panama with its registered office at Hong Kong Bank building, 6th floor, Samuel Lewis Avenue, Panama, and a representative office established in Greece at 3, Iassonos Street, Piraeus Greece (“CSM”).

WHEREAS:

A.	CLP owns vessels and requires certain commercial and technical management services for the operation of its fleet;

B.

Pursuant to the Floating Rate Management Agreement, CLP engaged CSM to provide such commercial and technical management services to CLP on the terms set out therein and as of the date hereof CSM will not manage the below vessels on behalf of CLP:

Vessel Name	IMO Number	Flag
ACTIVE	9700342	Liberia
AGISILAOS	9315745	Marshall Islands
AYRTON II	9410014	Liberia
AIOLOS	9315769	Marshall Islands
AKERAIOS	9328297	Liberia
AKTORAS	9312925	Marshall Islands
ALEXANDROS II	9384021	Marshall Islands
ALKIVIADIS	9327437	Marshall Islands
AMADEUS	9700469	Malta
AMOR	9700471	Liberia
AXIOS	9315941	Liberia
ANEMOS I	9327463	Liberia
ANIKITOS	9710490	Liberia
APOSTOLOS	9327451	Liberia
ARIONAS	9315757	Marshall Islands
ARIS II	9384019	Marshall Islands
ARISTAIOS	9779939	Marshall Islands
ARISTOTELIS II	9384033	Marshall Islands
ASSOS	9327449	Liberia
ATLANTAS II	9312913	Marshall Islands
ATROTOS	9328285	Liberia
AVAX	9315939	Liberia

.

NOW THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto hereby agree, on the terms and subject to the conditions set forth herein, as follows:

Section 1. Defined Terms. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Floating Rate Management Agreement.

Amendments.

(a) Schedule “B” of the Floating Rate Management Agreement is hereby amended to read in its entirety as follows:

SCHEDULE B

VESSELS AND DATE OF TERMINATION

Vessel Name	Expected Termination Date

Cape Agamemnon	June 2021

Agamemnon	December 2022

Archimidis	December 2022

Hyundai Premium	March 2023

Hyundai Paramount	March 2023

Hyundai Platinum	August-September 2023

Hyundai Privilege	August-September 2023

Huyndai Prestige	August-September 2023

CMA CGM Amazon	June 2020

CMA CGM Uruguay	September 2020

CMA CGM Magdalena	February 2021

Section 2. Effectiveness of Amendment. This Amendment shall become effective as of 27th March 2019.

Section 3. Effect of Amendment. Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of, amend, or otherwise affect the rights and remedies of CLP or CSM under the Floating Rate Management Agreement, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Floating Rate Management Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect. Nothing herein shall be deemed to entitle CLP or CSM to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Floating Rate Management Agreement in similar or different circumstances. This Amendment shall apply and be effective with respect to the matters expressly referred to herein. After the Amendment Effective Date, any reference to the Floating Rate Management Agreement shall mean the Floating Rate Management Agreement with such amendments effected hereby.

Section 4. Counterparts. This Amendment may be executed in one or more signed counterparts, facsimile or otherwise, which shall together form one instrument.

IN WITNESS WHEREOF the Parties have executed this Amendment this 27th March 2019 by their duly authorized signatories with effect on the date first above written.

CAPITAL PRODUCT PARTNERS L.P. BY ITS GENERAL PARTNER, CAPITAL GP L.L.C.,

By:	/s/ Gerasimos Kalogiratos
Name:	Gerasimos Kalogiratos
Title:	Chief Executive Officer of Capital GP L.L.C.

CAPITAL SHIP MANAGEMENT CORP.,

By:	/s/ Prokopis Iliou
Name:	Prokopis Iliou
Title:	Director

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